SCHEDULE 14A
                     SCHEDULE 14 INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Filed by the Registrant       [   ]

Filed by a Party other than the Registrant        [ X ]

Check the appropriate box:

[X ]  Preliminary Proxy Statement

[  ]  Definitive Proxy Statement

[  ]  Definitive Additional Materials

[  ]  Soliciting Material Pursuant to Section 240.14a-11(c) or
Section 240.14a-12

Name of Registrant as Specified in Its Charter:

UNION PACIFIC CORPORATION

Name of Person(s) Filing Proxy Statement:

TEAMSTERS GENERAL FUND

Payment of Filing Fee (check the appropriate box)

[X ] $125 per Exchange Act Rules 0-11(c)(1)(ii), 14a-6(i)(1), or

     14a-6(j) (2).

[  ] $500 per each party to the controversy pursuant to Exchange
Act Rule 14a-6(i)(3).

[  ] Fee computed on table below per Exchange Act Rules 14a-
6(i)(4) and 0-11.

     1)  Title of each class of securities to which transaction applies:
  ____________________________________________________________

     2) Aggregate number of securities to which transaction applies:

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     3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11:  (1)

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     4) Proposed maximum aggregate value of transaction:

 _____________________________________________________________

(1) Set forth the amount on which the filing fee is calculated and state how it was determined.

[ ] Check box if any part of the fee is offset as provided by
Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously.  Identify the previous
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     1) Amount previously paid:

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     Date Filed:
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Preliminary Proxy Statement
of the Teamsters General Fund re:

Union Pacific Corporation
Annual Meeting
April 19, 1996
Little America Hotel
Salt Lake City, Utah
8:30 a.m.

Date sent to shareholders:
March 20, 1996

Teamsters General Fund
25 Louisiana Avenue
Washington, DC  20001
Fax 202-624-6833
Tel. 202-624-8100

To the Shareholders:

     Company Chairman Drew Lewis has stated:

     "Your management and Board of Directors ... addressed the increasingly significant subject of corporate governance to ensure that your Company is responsive to shareholder interests and maintains its position as one of the best managed companies in the business. The discussion of our corporate governance practices in the Corporate Governance Standards sections of the Proxy Statement will be of special interest to all shareholders. We would also like to focus your attention on our proposals to eliminate cumulative voting in the election of directors and to declassify the Board, which will result in annual election of all directors."

At the annual meeting, shareholders are asked to:

1. Elect six directors, each to serve for a term of three years;

2. To amend the Revised Articles of Incorporation to eliminate cumulative voting;

3. To amend the Revised Articles of Incorporation to declassify the Board of Directors;

4. To ratify the appointment of Deloitte & Touche LLP as the independent certified public accountants of the company;

5. To recommend the Board of Directors provide that an independent director serve as the chair of the board; and

6. To transact such other business as may properly come before the Annual meeting or any adjournment or postponement thereof.

     Items 1-4 were proposed by and supported by management, and
Item 5 by shareholder Teamsters General Fund. Management has stated that Proposals 2 and 3 are each conditioned upon shareholder approval of the other: if one fails, management does not plan to implement the other even if it receives majority support.

I. OUR PROPOSAL TO HAVE A BOARD CHAIR FROM OUTSIDE MANAGEMENT

     The ability of a board of directors to scrutinize management's conduct is enhanced by its chairperson not being the company CEO, according to many familiar with corporate governance. The chair typically sets the agenda and can encourage discussion (or cut it off). A chair from outside management will, in our view, be better able to ensure that management decisions and compensation are thoroughly reviewed.

     In our view, the independence of the current board is reflected by a 1993 Forbes article: "Lewis recently agonized over whether to ask a director who he describes as 'disruptive and overly negative' to leave his board. When Lewis finally made his move, the director balked, insisting his removal be voted on by the entire board -- which backed Lewis up." <F1>

<F1>D. Machan, "Operation Deadwood," Forbes, 5/24/93 at 114. None
of the authors or publications cited in this proxy statement are participants in this solicitation. They have not been consulted regarding our citing them herein nor consented thereto.
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     The prospect of a Chairman/CEO having medical problems or
other personal problems further sharpens the need in our view to avoid unnecessary concentration of authority in a single person.

     Please vote for the following proposal:

     RESOLVED, that the shareholders urge the Board of Directors of the Company or its successor to provide that an independent director who is not the current or former chief executive of the Company serve as chair of the board.

While this is framed as a non-binding recommendation to avoid any legal dispute, as a practical matter most companies' boards follow recommendations approved by a majority of shareholders.

II. ELIMINATING CUMULATIVE VOTING

     We urge a vote AGAINST the resolution to eliminate cumulative voting. For many years, shareholders have enjoyed the option of targetting their votes for individual board candidates.

     UP says it will not declassify its board if cumulative voting is retained. We do not believe shareholders should be asked to sacrifice existing protections in order to obtain another improvement. This is especially true in a state such as Utah where once a shareholder's right to cumulative voting is given up, shareholders cannot initiate its re-adoption. Corporate governance reform should not be matter of having to take a step back in order to take a step forward. Management should heed the wishes of the majority of shareholders on each corporate governance issue independently.

     Management contends cumulative voting allows for "special interest" directors but anyone elected as director has serious legal duties to serve all shareholders. That a director has more active support from one sector of shareholders does not mean this director is less qualified to serve shareholders as a whole.

   We believe cumulative voting is one of the few realistic options for shareholders who wish to be able, if necessary, to elect a director not backed by management. The cost of an independent proxy solicitation seeking a majority of shares would run in the hundreds of thousands of dollars, too expensive for most shareholders. The costs of electing a director via cumulative voting are significantly lower. In our view, a director elected without the help of management is a director better suited to preventing any compensation excesses or business mistakes by management.

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III. MANAGEMENT COMPENSATION

     In 1995, Lewis' salary went up to $910,000 from $880,000 in 1994, and his bonus to $1,650,000 from $1,500,000. While he received 525,000 stock options in 1994, he received none in 1995. We incorporate herein the discussion of the subject of management compensation in the Company's proxy statement.

     Chairman Lewis has made the following comments on compensating departing senior executives:

     "You have a certain lifestyle as a CEO ... You belong to clubs, you entertain, you have the big house, the lawn service, the pool service; you do things differently. The least a chief executive who gets fired should expect is two or three years to get his feet on the ground. You take a guy who is making $250,000 to $400,000 a year, and he's been living on that for ten years; he's got one heck of a problem when he tries to live on $100,000. You've got to give him some kind of transition out of it."<F2>


<F2>
Stolley, Richard B.; Baig, Edward C. "How to fire the CEO." Fortune, August 31, 1987, v116,p38.
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In our view, this attitude is not sufficiently sensitive to shareholder interests. We hope that votes against elimination of cumulative voting and for our proposal for an independent chair may lead to greater board scrutiny of executive compensation here.

DECLASSIFYING THE BOARD OF DIRECTORS:

     We join management in supporting this proposal, by which all directors would have to stand for election annually. We incorporate by reference management's discussion of this proposal in its proxy statement.

     While the current declassification proposal is contingent on elimination of cumulative voting, we believe that as a practical matter, management would change its view if faced with a large shareholder vote against eliminating cumulative voting rights.

ELECTION OF DIRECTORS AND APPOINTMENT OF AUDITORS

     We make no recommendation as to how to vote in the election of directors. We incorporate herein the discussion in management's proxy statement concerning election of directors and appointment of auditors.

SECURITY OWNERSHIP OF MANAGEMENT AND PRINCIPAL SHAREHOLDERS

     We incorporate by reference the discussion of security ownership contained in the Company's 1996 proxy statement.

PROPOSALS FOR FUTURE MEETINGS

     Stockholders have certain rights under SEC Rule 14a-8 to have proposals included in the Company's proxy statement. Stockholders who wish to have their proposals included in the Company's proxy statement must deliver their proposals in writing to the Company by November 1, 1996. Please contact us if you wish further information about shareholder proposals.

THIS SOLICITATION

     The Teamsters General Fund is part of the International Brotherhood of Teamsters ("IBT") and owns 25 shares of UP stock. IBT-affiliated pension funds own more UP stock, though a precise number is not known at this time, nor should investors consider these affiliated funds to be supporters of this solicitation.

     IBT represents certain employees of two UP divisions, U.P. Motorfreight and Overnite. IBT has assisted its members in pursuing litigation against UP over labor issues. UP Chairman Lewis is on the board of Gannett Co., Inc. IBT is on strike against the Detroit Newspaper Agency controlled by Gannett, and is pursuing shareholder proposals at Gannett. At the UP shareholders meeting we will present the independent chairman proposal and your proxies regardless of any developments with respect to Gannett.

     We expect to bear all the costs of this solicitation, which we estimate will be $5000. We expect to solicit proxies by mail, telephone, telecopier and personal interviews. We will ask trustees, brokers, custodians and other nominees to forward solicitation materials to the beneficial owners of common stock, and they will be reimbursed for their reasonable out-of-pocket expenses. We expect proxies will be solicited solely by IBT employees, who do not receive any additional compensation for such solicitations. The persons designated as proxies on the enclosed cards are on IBT staff.

VOTING RIGHTS AND USE OF THE PROXY CARD

     You can vote on all proposals by using the proxy card that is enclosed. We will keep all cards received confidential from the Company until the deadline for their submission, absent a court order requiring disclosure.

     The proxy card sent you by the company does not allow you to direct management's vote on our proposal for an independent board chairman. Instead, it purports to give management discretionary authority to vote against this proposal. Accordingly, if you support the proposal, at the present time the only way to so vote is by using the enclosed card or by voting at the meeting. We have asked management to include the proposal in its card but so far it has refused. If you would like the opportunity to vote the proposal on management's card, we suggest you let the Company know: the Company Secretary is Judy Swantak, located at UP headquarters, Martin Tower, Eighth and Eaton Avenues, Bethlehem PA 18018, tel. (610) 861-3215, fax (610) 861-3111.

     If you have already voted the proxy card you received from management, you can change your vote. The Company's proxy card and our card are both revocable at any time prior to being voted by (1) executing a new proxy card; or (2) attending and voting at the meeting; or (3) delivering written notice of revocation to the Company Secretary or the person holding the proxy for your stock. Only your latest-dated proxy card will be counted.

      If you sign and return the enclosed card but do not instruct us to vote, the card will be voted FOR the proposals to declassify the board, separate the offices of chair and CEO, and reappoint auditors; AGAINST the proposal to eliminate cumulative voting, and NOT VOTED in the directors election.


     THE ENCLOSED PROXY DOES NOT GRANT US ANY DISCRETIONARY
VOTING AUTHORITY. Should any business other than the above come before the meeting (which we do not anticipate), we will not vote your shares on such matters.

     Only shareholders as of February 9, 1996 are entitled to vote. A vote of a majority of shares voted at the meeting is required to approve our proposal for an independent chair. We incorporate by reference the additional information about voting requirements and outstanding shares contained in the Company's proxy statement.

                             *  *  *


SIGN, DATE AND RETURN THE ENCLOSED BLUE CARD TO:



Teamsters General Fund
25 Louisiana Avenue
Washington, DC  20001
Fax 202-624-6833
Telephone: 202-624-8100
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PROXY
SOLICITED BY TEAMSTERS GENERAL FUND
ANNUAL MEETING of UNION PACIFIC CORPORATION
April 19, 1996
SALT LAKE CITY, UTAH

The undersigned hereby appoints BARTLETT NAYLOR and, WILLIAM PATTERSON as Proxies, each with the power to appoint a substitute, and hereby authorizes them to represent and to vote as set forth below all shares of stock of UNION PACIFIC CORPORATION which the undersigned is entitled to vote at the April 19, 1996 Annual Meeting of Shareholders or any adjournment or postponement thereof. The undersigned acknowledges receipt of a proxy statement from the proxyholders. The proxyholders will not vote this proxy upon any matters other than those set forth below. If no direction is made, this Proxy will be voted for proposals 3, 4 and 5, against proposal 2, and not voted in the election of directors.

Please mark your votes with an X.

Management has conditioned approval of each of proposals 2 and 3 upon approval of the other proposal.

1.   Election of Directors --     For   Withheld   For all except

                                  ____   ____      ____

     ___________________________________
     (Except nominee(s) written above.)

     Nominees:  R.B. Cheney, E.V. Conway, Drew Lewis, L.W.
Matthews, III, J.L. Messman, T.A. Reynolds, Jr.

     To distribute your votes on a cumulative basis, write below the name(s) of the nominee(s) you wish to vote for and the number of votes you wish to cast for each.
     _________________________________________________

WE RECOMMEND A VOTE "AGAINST" THE FOLLOWING ITEM:

2.   Approval of amending the Revised        For Against  Abstain

     Articles of Incorporation to eliminate   ___  _____   _____
     cumulative voting.

WE RECOMMEND A VOTE "FOR" THE FOLLOWING ITEMS

3.   Approval of amending the Revised        For Against  Abstain
     Articles of Incorporation to            ___  _____   _____
     declassify the Board.

4.   Ratify appointment of Deloitte          For Against  Abstain
     & Touche as independent auditors.       ___  _____   _____

5.   Approval of resolution urging           For Against  Abstain
     board to provide for an independent     ___   _____  _____
     chairman



     Dated:__________________, 1996

     Signature(s)_______________________

     ___________________________________
     Please sign exactly as your name appears on Union Pacific's records. Joint owners should each sign personally. Where applicable, indicate your official title or representation capacity.

     Address ___________________________________________
     Tel.    ________________

If you own through a broker or other nominee, please list record owner's name and address: